Form 40-F
period 2020-12-31
Cresco Labs Inc.
filed 2021-03-30
CIK 1832928

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020	Commission File Number: 000-56241

Cresco Labs Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	2833	98-1505364
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

400 W Erie St Suite 110

Chicago, IL 60654

United States

(312) 929-0993

(Address and telephone number of Registrant’s principal executive offices)

Cresco Labs Inc.

400 W Erie St Suite 110

Chicago, IL 60654

United States

(312) 929-0993

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act. None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Subordinate Voting Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

As at December 31, 2020, 63,868,296 Special Subordinate Voting Shares, 194,163,398 Subordinate Voting Shares 170,556.45 Proportionate Voting Shares and 500,000 Super Voting Shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No  ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☒            No  ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

EXPLANATORY NOTE

Cresco Labs Inc. (the “Company” or the “Registrant”) is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a Canadian issuer eligible to file its annual report (“Annual Report”) pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”).

PRINCIPAL DOCUMENTS

The following principal documents are filed as exhibits to, and incorporated by reference into this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2020 (the “AIF”)	99.4
Management’s Discussion and Analysis of the Company for the year ended December 31, 2020 (the “MD&A”)	99.5
Audited Consolidated Financial Statements of the Company and notes thereto as at and for the years ended December 31, 2020 and 2019, together with the report thereon of the independent registered public accounting firm	99.6

FORWARD-LOOKING STATEMENTS

This Annual Report of the Registrant, including the exhibits incorporated by reference herein, includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. All information, other than statements of historical facts, included in this Annual Report, including the exhibits attached hereto, that address activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and includes, among others, information regarding: the Company’s intention regarding cash flows from operating activities in future periods, the expected timing of the closing of the Bluma Transaction, statements relating to the business and future activities of, and developments related to, the Company after the date of this Annual Report, including but not limited to, such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans, including new revenue streams, the completion of contemplated acquisitions by the Company, the application for additional licenses and the grant of licenses that have been applied for, the expansion of existing cultivation and production facilities, the completion of cultivation and production facilities that are under construction, the construction of additional cultivation and production facilities, the expansion into additional states within the United States, international markets and Canada; any potential future legalization of adult-use and/or medical marijuana under U.S. federal law; expectations of market size and growth in the United States and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future.

Readers are cautioned that forward-looking information and statements are not based on historical facts but instead are based on reasonable assumptions, estimates, analysis and opinions of management of the Company at the time they were provided or made, in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: the contemplated acquisitions and dispositions being completed on the current terms and current contemplated timeline, including that all conditions to the completion of the Bluma Transaction will be satisfied in a timely manner; development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; stability in financial and capital goods markets; favorable production levels and costs from the Company’s operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third party service providers and other inputs for the Company’s operations; and the Company’s ability to conduct operations in a safe, efficient and effective manner. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking information and statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, among others, risks relating to the founder voting control; risks related to the unpredictability caused by the Company’s capital structure; risks related to additional financing, risks related to no guaranteed returns; risks related to the restrictions on immediate resale; risks related to sales by existing shareholders; risks related to the limited market for securities; expectations for the effects of the novel coronavirus (“COVID-19”) on the business’ operations and financial condition; risks relating to U.S. federal regulation, risks relating to the variation in state regulation, risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; risks relating to changes in cannabis laws and regulatory uncertainty; risks relating to legal, regulatory or political change; risks relating to Canadian investors in the U.S. cannabis sector; risks relating to the market price and volatility of the cannabis sector; risks relating to the internal controls of the Company and dilution; risks relating to the global economic condition; risks relating to the value of the Subordinate Voting Shares; tax and insurance related risks; risks relating to the limited operating history of the Company and the reliance on the expertise and judgment of senior management of the Company; risks relating to competition; risks relating to the difficulty in recruiting and retaining management and key personnel and managing growth; risks relating to the unreliability of forecasts; risks relating to the inability to innovate and find efficiencies; website and operational risks; risks relating to the reliance on third-party suppliers, manufacturers and contractors; risks relating to revenue shortfalls; risks relating to the failure to complete acquisitions; risks relating to the ability to obtain the necessary permits and authorizations; risks relating to potential conflicts of interest; risks relating to proprietary intellectual property and potential infringement by third parties; risks relating to information technology and cyber-attacks; risks relating to trade secrets; risks relating to the lack of U.S. bankruptcy protection, risks relating to currency fluctuations and lack of earnings and dividend record; risks relating to insurance coverage; risks relating to civil asset forfeiture; risks relating to the heightened scrutiny of investments in the U.S.; risks relating to the ability and constraints on marketing products; risks relating to the settlements of trades, access to banks and legality of contracts; risks relating to the environment; risks relating to the Company as a holding company; risks relating to the unfavorable tax treatment of cannabis businesses in the U.S. and the classification of the Company for U.S. tax purposes; risks relating to the public opinion, consumer acceptance and perception of the cannabis industry; security risks; risks relating to litigation; risks inherent in an agricultural business; risks relating to rising energy costs; risks relating to the Company’s reliance on licenses; risks relating to product liability and product recall; risks relating to regulatory or agency proceedings, investigations and audits; risks relating to the newly established legal regimes; and general economic risks as well as those Risk Factors discussed in the AIF.

Readers are cautioned that the foregoing lists are not exhaustive of all factors and assumptions that may have been used. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes. Forward-looking information and statements are provided and made as of the date of this Annual Report and the Company does not undertake any obligation to revise or update any forward-looking information or statements other than as required by applicable law.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES

BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted under MJDS to file with this Annual Report certain reports and other information prepared in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), which differ in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Registrant’s financial statements filed with this Annual Report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our CEO and CFO concluded that the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e), were effective.

Regardless of how well the disclosure controls and procedures and internal control over financial reporting are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company’s objectives in providing reliable financial reporting information in accordance with U.S. GAAP. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Due to a transition period established by rules of the SEC for newly public companies, the Company is not required to include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm. In addition, as an “emerging growth company” (as such term is defined in Rule 12b-2 under the Exchange Act), the Company is not required to provide such a report. The Company will be required to provide such an attestation report when it no longer qualifies as an emerging growth company.

There have been no changes to the Company’s internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Board of Directors is responsible for the Company’s corporate governance and has the following separately designated standing committees: the Nominating and Governance Committee, the Compensation Committee, the Audit Committee and the Executive Committee. The Company’s Audit Committee Charter is attached as Appendix “A” to the Notice of Annual and Special Meeting and Management Information Circular with respect to the Annual and Special Meeting of Shareholders of the Issuer to be held on June 29, 2020, which is filed as Exhibit 99.28 to the Company’s registration statement on Form 40-F filed on January 13, 2021.

AUDIT COMMITTEE

The Audit Committee is comprised of Gerald F. Corcoran, who acts as chair of this committee, Randy D. Podolsky and Robert M. Sampson. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Our Board of Directors at this time has not determined whether or not any member of the audit committee is an “audit committee financial expert” (as defined in paragraph (8)(b) of General Instruction B to Form 40-F).

PRINCIPAL ACCOUNTING FEES AND SERVICES

The aggregate fees billed by the Company’s external auditors in the years ending December 31, 2020 and 2019 are set out below:

	2020	2019
Audit Fees	$1,512,525	$1,061,415
Audit-Related Fees	$61,800	$66,435
Tax Fees	—	—
All Other Fees	—	—
Total	$1,574,325	$1,127,850

Audit Fees

Audit Fees include fees for performance of the annual audit of the Company’s financial statements, reviews of quarterly financial statements, review of Annual Information Form, reviews of periodic reports and reviews of other documents required by legislation or regulation.

Audit-Related Fees

Audit-Related Fees include fees related to comfort letters, consents and reviews of securities filings.

Audit Committee Pre-Approval Policies

The Audit Committee has adopted specific policies and procedures for the engagement of its external auditors for the performance of non-audit services. Pursuant to such policies, the Audit Committee is required to review and preapprove all non-audit services to be performed by the external auditor. The Audit Committee may delegate this function to a member of the Audit Committee so that between meetings such member may pre-approve the nonaudit services as long as such member reports the approval to the Audit Committee at the next ensuring meeting. The Audit

Committee need not approve in advance any non-audit services where: (1) the aggregate amount of all non-audit services not pre-approved constitute no more than 5% of the total fees paid to the external auditor during the year, (2) the Company did not recognize the services as non-audit services at the time of the engagement, and (3) the services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any “off-balance sheet arrangements”, as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The following table lists information with respect to the Registrant’s known contractual obligations as of December 31, 2020.

	Payments due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt Obligations	$184,791	$15,046	$169,745	—	—
Lease Obligations	$527,870	$33,207	$67,825	$71,852	$354,986
Purchase Obligations	$72,726	$72,726	—	—	—
Other Liabilities	$39,962	$32,715	$7,247	—	—

Total	$825,349	$153,694	$244,817	$71,852	$354,986

Notes:

(a)	Total committed spend for construction projects not yet completed as of December 31, 2020 is $31.6 million, the majority of which will be reimbursed via tenant improvement allowances in 2021.

CODE OF ETHICS

We have adopted a Code of Conduct and Ethics (the “Code”) that applies to our officers (including without limitation, the CEO, CFO), employees and directors of the Company and its subsidiaries and promotes, among other things, honest and ethical conduct. The Company undertakes to provide copies of the Code without charge. Requests for copies of the Code should be sent to the Company’s General Counsel. The Code meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F.

No waivers of the Code or amendments to the Code were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2020.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2020.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Annual Information Form of the Company for the year ended December 31, 2020

99.5	Management’s Discussion and Analysis for the year ended December 31, 2020

99.6	Audited consolidated financial statements of the Company and notes thereto as at and for the years ended December 31, 2020 and 2019, together with the report of the Independent Registered Public Accounting Firm thereon

99.7	Consent of Marcum LLP

101.INS*	XBRL Instance

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

*	To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2021	CRESCO LABS INC.

	By:	/s/ Charles Bachtell
Name: Charles Bachtell Title: Chief Executive Officer