Form 40-F
period 2021-12-31
Cresco Labs Inc.
filed 2022-04-05
CIK 1832928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021	Commission File Number: 000-56241

Cresco Labs Inc.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	2833	98-1505364
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
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
As at December 31, 2021,
63,868,296 Special Subordinate Voting Shares, 207,033,270 Subordinate Voting Shares
,
103,336 Proportionate Voting Shares
,
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
Cresco Labs Inc. (the “
Company
” or the “
Registrant
”) is a “foreign private issuer” as defined in Rule
3b-4
under Securities Exchange Act of 1934, as amended (the “
Exchange Act
”), and is a Canadian issuer eligible to file its annual report (“
Annual Report
”) pursuant to Section 13 of the Exchange Act on Form
40-F
pursuant to the multi-jurisdictional disclosure system (the “
MJDS
”) adopted by the United States Securities and Exchange Commission (the “
SEC
”).
PRINCIPAL DOCUMENTS
The following principal documents are filed as exhibits to, and incorporated by reference into this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2021 (the “AIF”)	99.4
Management’s Discussion and Analysis of the Company for the year ended December 31, 2021 (the “MD&A”)	99.5
Audited Consolidated Financial Statements of the Company and notes thereto as at and for the years ended December 31, 2021 and 2020, together with the report thereon of the independent registered public accounting firm	99.6
FORWARD-LOOKING STATEMENTS
This Annual Report of the Registrant, including the exhibits incorporated by reference herein, includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. All information, other than statements of historical facts, included in this Annual Report, including the exhibits attached hereto, that address activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and includes, among others, information regarding: the Company’s intention regarding cash flows from operating activities in future periods, statements relating to the business and future activities of, and developments related to, the Company after the date of this Annual Report, including but not limited to, such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans, including new revenue streams, the completion of contemplated acquisitions by the Company, the application for additional licenses and the grant of licenses that have been applied for, the expansion of existing cultivation and production facilities, the completion of cultivation and production facilities that are under construction, the construction of additional cultivation and production facilities, the expansion into additional states within the United States, international markets and Canada; any potential future legalization of adult-use
and/or medical marijuana under U.S. federal law; expectations of market size and growth in the United States and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future.
Readers are cautioned that forward-looking information and statements are not based on historical facts but instead are based on reasonable assumptions, estimates, analysis and opinions of management of the Company at the time they were provided or made, in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: the contemplated acquisitions and dispositions being completed on the current terms and current contemplated timeline, development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions, including risks related to the novel coronavirus (“COVID-19”) pandemic; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; stability in financial and capital goods markets; favorable production levels and costs from the Company’s operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company’s operations; and the Company’s ability to conduct operations in a safe, efficient and effective manner. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking information and statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, among others, risks relating to the founder voting control; risks related to the unpredictability caused by the Company’s capital structure; risks related to additional financing, risks related to no guaranteed returns; risks related to sales by existing shareholders; risks related to the limited market for securities; risks associated with the Company’s indebtedness: expectations for the effects of COVID-19 on the business’ operations and financial condition; risks relating to U.S. federal regulation, risks relating to the variation in state regulation, risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; risks relating to changes in cannabis laws and regulatory uncertainty; risks relating to legal, regulatory or political change; risks relating to Canadian investors in the U.S. cannabis sector; risks relating to the market price and volatility of the cannabis sector; risks relating to the internal controls of the Company and dilution; risks relating to the value of the Subordinate Voting Shares (“SVS”); tax and insurance related risks; risks relating to the limited operating history of the Company and the reliance on the expertise and judgment of senior management of the Company; risks relating to competition; risks relating to the difficulty in recruiting and retaining management and key personnel and managing growth; risks relating to the unreliability of forecasts; risks relating to the inability to innovate and find efficiencies; website and operational risks; risks relating to the reliance on third-party suppliers, manufacturers and contractors; risks relating to the failure to complete acquisitions; risks relating to the ability to obtain the necessary permits and authorizations; risks relating to potential conflicts of interest; risks relating to proprietary intellectual property and potential infringement by third-parties; risks relating to information technology and cyber-attacks; risks relating to trade secrets; risks relating to the lack of U.S. bankruptcy protection, risks relating to currency fluctuations and lack of earnings and dividend record; risks relating to insurance coverage; risks relating to civil asset forfeiture; risks relating to the heightened scrutiny of investments in the U.S.; risks relating to the ability and constraints on marketing products; risks relating to the settlements of trades, access to banks and legality of contracts; risks relating to the environment; risks relating to the Company as a holding company; risks relating to the unfavorable tax treatment of cannabis businesses in the U.S. and the classification of the Company for U.S. tax purposes; risks relating to the public opinion, consumer acceptance and perception of the cannabis industry; security risks; risks relating to litigation; risks inherent in an agricultural business; risks relating to rising energy costs; risks relating to the Company’s reliance on licenses; risks relating to product liability and product recall; and risks relating to the newly established legal regimes; as well as those Risk Factors discussed in the AIF.
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
As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer (“
CEO
”) and Chief Financial Officer (“
CFO
”), of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our CEO and CFO concluded that the Company’s disclosure controls and procedures, as defined in Rule
13a-15(e),
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
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of the Company is responsible for establishing adequate internal control over financial reporting Internal control over financial reporting is designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, based on the criteria set forth in [Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission]. Based on this assessment, management concluded that, as of December 31, 2021, the Company’s internal control over financial reporting or an attestation report of the company’s registered public accounting firm was effective. In addition, as an “emerging growth company” (as such term is defined in Rule 12b-2 under the Exchange Act), the Company is not required to provide such an attestation report of the company’s register public accounting firm. The Company will be required to provide such an attestation report when it no longer qualifies as an emerging growth company.
There have been no changes to the Company’s internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.
CORPORATE GOVERNANCE
The Board of Directors is responsible for the Company’s corporate governance and has the following separately designated standing committees: the Nominating and Governance Committee, the Compensation Committee, the Audit Committee and the Executive Committee. The Company’s Audit Committee Charter is attached as Appendix “A” to the Notice of Annual and Special Meeting and Management Information Circular with respect to the Annual and Special Meeting of Shareholders of the Issuer held on June 29, 2020, which is filed as Exhibit 99.28 to the Company’s registration statement on Form
40-F
filed on January 13, 2021.

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
PRINCIPAL ACCOUNTING FEES AND SERVICES
The aggregate fees billed by the Company’s external auditors in the years ending December 31, 2021 and 2020 are set out below:

	2021	2020
Audit Fees	$2, 383 , 495	$1,512,525
Audit-Related Fees	$57 , 799	$61,800
Tax Fees	—	—
All Other Fees	—	—
Total	$2,441,294	$1,574,325
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
CONTRACTUAL OBLIGATIONS
For analysis of the Company’s material cash requirements from known contractual and other obligations, see pages 18 and 19 of the MD&A, under the headings “Liquidity and Capital Resources” and “Contractual Obligations”.
CODE OF ETHICS
We have adopted a Code of Conduct and Ethics (the “
Code
”) that applies to our officers (including without limitation, the CEO, CFO), employees and directors of the Company and its subsidiaries and promotes, among other things, honest and ethical conduct. The Company undertakes to provide copies of the Code without charge. Requests for copies of the Code should be sent to the Company’s General Counsel. The Code meets the requirements for a “code of ethics” within the meaning of that term in
Form 40-F.
No waivers of the Code or amendments to the Code were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2021.
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2021.
MINE SAFETY DISCLOSURE
Not applicable.
DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
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

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Annual Information Form of the Company for the year ended December 31, 2021

99.5	Management’s Discussion and Analysis for the year ended December 31, 2021

99.6	Audited consolidated financial statements of the Company and notes thereto as at and for the years ended December 31, 2021 and 2020, together with the report of the Independent Registered Public Accounting Firm thereon

99.7	Consent of Marcum LLP

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5 , 2022	CRESCO LABS INC.

	By:	/s/ Charles Bachtell
Name: Charles Bachtell Title: Chief Executive Officer