Form 40-F
period 2022-12-31
Cresco Labs Inc.
filed 2023-03-22
CIK 1832928

dec

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________
FORM 40-F
_______________________

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022    Commission File Number: 000-56241
_______________________
Cresco Labs Inc.
(Exact name of Registrant as specified in its charter)
_______________________

British Columbia, Canada	2833	98-1505364
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

400 W Erie St Suite 110
Chicago, IL 60654 United States
(312) 929-0993

(Address and telephone number of Registrant’s principal executive offices)
_______________________

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
_______________________
Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:
As at December 31, 2022, 63,868,296 Special Subordinate Voting Shares, 281,147,586 Subordinate Voting Shares, 100,412 Proportionate Voting Shares, and 500,000 Super Voting Shares of the Registrant were issued and outstanding.

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

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

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

PRINCIPAL DOCUMENTS

The following principal documents are filed as exhibits to, and incorporated by reference into this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2022 (the “AIF”)	99.4
Management’s Discussion and Analysis of the Company for the year ended December 31, 2022 (the “MD&A”)	99.5
Audited Consolidated Financial Statements of the Company and notes thereto as at and for the years ended December 31, 2022 and 2021, together with the report thereon of the independent registered public accounting firm	99.6
FORWARD-LOOKING STATEMENTS
This Annual Report of the Registrant, including the exhibits incorporated by reference herein, includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities legislation and may also contain statements that may constitute “forward- looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. All information, other than statements of historical facts, included in this Annual Report, including the exhibits attached hereto, that address activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and includes, among others, information regarding: the Company’s intention regarding cash flows from operating activities in future periods, statements relating to the business and future activities of, and developments related to, the Company after the date of this Annual Report, including but not limited to, such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans, including new revenue streams, the completion of contemplated acquisitions by the Company, the application for additional licenses and the grant of licenses that have been applied for, the expansion of existing cultivation and production facilities, the completion of cultivation and production facilities that are under construction, the construction of additional cultivation and production facilities, the expansion into additional states within the United States, international markets and Canada; any potential future legalization of adult-use and/or medical marijuana under U.S. federal law; expectations of market size and growth in the United States and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future.
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
As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our CEO and CFO concluded that the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e), were not effective as of such date, as a result of the material weaknesses in our internal control described below.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing adequate internal control over financial reporting. Internal control over financial reporting is designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria set forth in [Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission]. Based on this assessment, management concluded that, as of December 31, 2022, the Company’s internal control over financial reporting was not effective because of material weaknesses identified in our internal control over financial reporting discussed below, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Identified material weaknesses are as follows:

• Information Technology General Controls (“ITGCs”): ITGCs testing methodology for financial impacting applications contained design deficiencies for identifying logical access. This issue included testing for new and modified user access provisioning, terminated users, and periodic access reviews (including privileged access). ITGC provisioning issues increase transactional level data risk for key activity level controls downstream. The Company also had issues with change management over ITGCs as well as with Service Organization Control Report reviews.

• Information Produced by the Entity (“IPE”) Controls: As a result of upstream ITGC control issues, our financial controls downstream had design weakness unable to independently verify system generated IPE. This issue impacts approximately 90% of the activity level of controls within key controls over financial reporting cycles including: financial reporting (monthly/quarterly close, inventory, compensation, valuation, related party), capital (fixed assets, goodwill, & intangibles), revenue (recognition & receivables), payroll, inventory accounting, lease accounting (ROU), impairments, accounts payable, accrued expenses, debt, deferred and other liabilities, equity, and taxes including deferred tax assets and deferred tax liabilities.

• Controls over Account Reconciliation and Manual Journal Entries: The Company has experienced rapid growth during the past few years from various acquisitions and organic growth. Accordingly, there were numerous changes in personnel and control ownership. Cresco lacked sufficient resources to adequately perform and monitor account reconciliation and review controls. In addition, the general ledger system of the biggest acquisition, Origin House, was not fully integrated into Cresco’s general ledger system. Therefore, manual journal entries review and approval does not follow the Cresco workflow approval, resulting in manual tracking of entries for approval. Testing showed a lack of review and approval due to the system and resource limitations.

Management, including our Chief Executive Officer and Chief Financial Officer, believe that the consolidated financial statements included in this Annual Report on Form 40-F, fairly represent in all material respects our financial condition, results of operations and cash flows for the periods at and for the periods presented in accordance with U.S. GAAP. However, these material weaknesses create a reasonable possibility that material misstatements in the financial statements would not be prevented or detected on a timely basis. Management remains committed to maintaining a strong internal control environment. In response to the identified material weaknesses, Management, with the oversight of the Audit Committee, will continue to channel resources towards remediating these key issues. Additionally, as an “emerging growth company” (as such term is defined in Rule 12b-2 under the Exchange Act), the Company is not required to provide such an attestation report of the company’s register public accounting firm. The Company will be required to provide such an attestation report when it no longer qualifies as an emerging growth company.

Remediation of Material Weaknesses in Internal Control over Financial Reporting

Management has initiated, and will continue to implement, remediation plans related to the material weaknesses identified. Management believes these measures, and others that may be implemented, will remediate the material weaknesses in internal control over financial reporting described above. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary and as cost-benefit is justified.
Except for the material weaknesses and the remediation efforts described above, no other changes to the Company’s internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Limitations on Effectiveness of Controls

The Company’s disclosure controls or internal control over financial reporting may not prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additional controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions in the Company’s business, including increased complexity resulting from the Company’s growth and acquisitions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected on a timely basis, notwithstanding the remediation of the material weaknesses.

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

AUDIT COMMITTEE

The Audit Committee is comprised of Gerald F. Corcoran, who acts as chair of this committee, Randy D. Podolsky and Robert M. Sampson. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Board of Directors has determined Gerry Corcoran qualifies as a financial expert (as defined in paragraph (8)(b) of General Instruction B to Form 40-F).

PRINCIPAL ACCOUNTING FEES AND SERVICES

The aggregate fees billed by the Company’s external auditors in the years ending December 31, 2022 and 2021 are set out below:

	2022	2021
Audit Fees	$2,839,099	$2,383,495
Audit-Related Fees	46,180	57,799
Tax Fees	—	—
All Other Fees	—	—
Total	$2,885,279	$2,441,294

Audit Fees
Audit Fees include fees for performance of the annual audit of the Company’s financial statements, reviews of quarterly financial statements, review of Annual Information Form, reviews of periodic reports and reviews of other documents required by legislation or regulation.

Audit-Related Fees
Audit-Related Fees include fees related to comfort letters, consents and reviews of other securities filings.

Audit Committee Pre-Approval Policies
The Audit Committee has adopted specific policies and procedures for the engagement of its external auditors for the performance of non-audit services. Pursuant to such policies, the Audit Committee is required to review and preapprove all non-audit services to be performed by the external auditor. The Audit Committee may delegate this function to a member of the Audit Committee so that between meetings such member may pre-approve the non-audit services as long as such member reports the approval to the Audit Committee at the next ensuring meeting. The Audit Committee need not approve in advance any non-audit services where: (1) the aggregate amount of all non-audit services not pre-approved constitute no more than 5% of the total fees paid to the external auditor during the year, (2) the Company did not recognize the services as non-audit services at the time of the engagement, and (3) the services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit.

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

CONTRACTUAL OBLIGATIONS

For analysis of the Company’s material cash requirements from known contractual and other obligations, see pages 18 and 20 of the MD&A, under the headings “Liquidity and Capital Resources” and “Contractual Obligations”.

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

No waivers of the Code or amendments to the Code were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2022.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2022.

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

99.4	Annual Information Form of the Company for the year ended December 31, 2022
99.5	Management’s Discussion and Analysis for the year ended December 31, 2022
99.6
Audited consolidated financial statements of the Company and notes thereto as at and for the years ended December 31, 2022 and 2021, together with the report of the Independent Registered Public Accounting Firm thereon

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

Date: March 22, 2023    CRESCO LABS INC.

By: /s/ Charles Bachtell
Name: Charles Bachtell
Title: Chief Executive Officer