Form 40-F
period 2023-12-31
Cresco Labs Inc.
filed 2024-03-18
CIK 1832928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________
FORM 40-F
_______________________

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023    Commission File Number: 000-56241
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
As at December 31, 2023, 158,940,757 Special Subordinate Voting Shares, 320,757,119 Subordinate Voting Shares, 94,748 Proportionate Voting Shares, and 500,000 Super Voting Shares of the Registrant were issued and outstanding.

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
PRINCIPAL DOCUMENTS
The following principal documents are filed as exhibits to, and incorporated by reference into this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2023 (the “AIF”)	99.4
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2023 and 2022 (the “MD&A”)	99.5
Audited Consolidated Financial Statements of the Company and notes thereto as at and for the years ended December 31, 2023 and 2022, together with the report thereon of the independent registered public accounting firm	99.6
FORWARD-LOOKING STATEMENTS
This Annual Report of the Registrant, including the exhibits incorporated by reference herein, includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. All information, other than statements of historical facts, included in this Annual Report, including the exhibits attached hereto, that address activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and includes, among others, information regarding: the Company’s intention regarding cash flows from operating activities in future periods; statements relating to the business and future activities of, and developments related to, the Company after the date of this Annual Report, including but not limited to such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans, including new revenue streams, the completion of contemplated acquisitions by the Company, the application for additional licenses and the grant of licenses that have been applied for, the expansion of existing cultivation and production facilities, the completion of cultivation and production facilities that are under construction, the construction of additional cultivation and production facilities, the expansion into additional states within the United States, international markets and Canada; any potential future legalization of adult-use and/or medical marijuana under U.S. federal law; expectations of market size and growth in the United States and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future.
Readers are cautioned that forward-looking information and statements are not based on historical facts but instead are based on reasonable assumptions, estimates, analysis and opinions of management of the Company at the time they were provided or made, in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; stability in financial and capital goods markets; favorable production levels and costs from the Company’s operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company’s operations; and the Company’s ability to conduct operations in a safe, efficient and effective manner. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking information and statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.
Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, among others, risks related to voting control; risks related to the unpredictability caused by the Company’s capital structure, including its up-C structure; risks related to dilution; risks related to additional financing and the ability to access debt and equity markets; risks related to no guaranteed returns; risks associated with negative cash flow from operating activities; risks related to the limited market for securities; risks associated with the Company’s indebtedness; risks related to the effects of pandemics similar to the novel coronavirus pandemic (“COVID-19”) on the business’ operations and financial condition; risks related to inflation; risks related to U.S. federal regulation; risks related to the variation in state regulation; risk of U.S. federal law proceedings against the Company; risks related to anti-money laundering laws and regulation; risks related to changes in cannabis laws and regulatory uncertainty; risks related to legal, regulatory or political change; risks related to Canadian investors in the U.S. cannabis sector; risks related to volatility of the market price of the Subordinate Voting Shares (“SVS”); risks related to the internal controls of the Company; tax and insurance related risks; risks related to the limited operating history of the Company and the reliance on the expertise and judgment of senior management of the Company;

risks related to competition; risks related to the difficulty in recruiting and retaining management and key personnel and managing growth; risks related to challenging global economic conditions; risks related to the unreliability of forecasts; risks related to the inability to innovate; website and operational risks; risks related to the reliance on third-party suppliers, manufacturers and contractors and reliance on key inputs; risks related to the failure to complete acquisitions or realize the benefits therefrom; risks related to the inability to integrate acquisitions; risks related to the acquisition of companies that may not meet anticipated development targets; risks related to the ability to obtain the necessary permits and authorizations; risks related to potential conflicts of interest; risks related to proprietary intellectual property and potential infringement by third-parties; risks related to information technology and cyber-attacks; risks related to trade secrets; risks related to the lack of U.S. bankruptcy protection; risks related to currency fluctuations; risks related to the Company’s dividend record; risks related to insurance coverage; risks related to civil asset forfeiture; risks related to the heightened scrutiny in Canada of investments in the U.S.; risks related to the ability and constraints on marketing products; risks related to the settlements of trades, access to banks and legality of contracts; risks related to the environment; risks related to the Company as a holding company; risks related to the unfavorable tax treatment of cannabis businesses in the U.S. and the classification of the Company for U.S. tax purposes; risks related to the public opinion, consumer acceptance, publicity and perception of the cannabis industry; security risks; risks related to litigation; risks inherent in an agricultural business; risks related to rising energy costs; risks related to the Company’s reliance on licenses; risks related to product liability and product recall; and risks related to the newly established legal regimes, as well as those Risk Factors discussed in the AIF.
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
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of the Company is responsible for establishing adequate internal control over financial reporting (“ICFR”). ICFR is designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s ICFR as of December 31, 2023, based on the criteria set forth in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2023, the Company’s ICFR was not effective because of material weaknesses identified in our ICFR discussed below, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Identified material weaknesses are as follows:
•Information Technology General Controls (“ITGCs”): ITGCs for financial impacting applications contained design deficiencies within logical access, change management and disaster recovery controls. The logical access issues included testing for new and modified user access provisioning, modifying access, terminated users, and periodic access reviews (including privileged access). ITGC provisioning issues increase transactional level data risk for key activity level controls downstream. System implementation changes to existing systems lack an approved policy and established approval methodology. Disaster recovery and business continuity lack an approved policy and established procedures in the event of incident. Additionally, the Company currently lacks a methodology to test the effectiveness of disaster recovery and business continuity for all critical systems on a periodic basis. The Company also had control deficiencies with service organization control report reviews and automated job monitoring.
•Information Produced by the Entity (“IPE”) Controls: As a result of upstream ITGC related material weaknesses, the Company’s downstream financial controls had design weaknesses unable to independently verify system generated IPE. These ITGC and IPE material weaknesses impact substantially all key activity level controls at the relevant assertion levels within the financial reporting cycles impacting financial assertions within the Company’s consolidated financial statements.
•Controls over Account Reconciliation: Since inception, the Company has experienced rapid growth both organically and from various acquisitions. In addition to the ITGC and IPE weaknesses noted above, the growth and numerous changes resulted in a lack of sufficient resources to adequately perform and maintain account reconciliation and review controls at the relevant assertion levels within the financial and reporting cycles impacting the Company’s consolidated financial statements.
Though no material errors were identified from the above issues in the consolidated financial statements for the year ended December 31, 2023, these material weaknesses create a reasonable possibility that material misstatements in the financial statements would not be prevented or detected on a timely basis. Management remains committed to maintaining a strong internal control environment. In response to the identified material weaknesses, management, with the oversight of the Audit Committee, will continue to channel resources towards remediating these key issues.
Remediation of Material Weaknesses in Internal Control over Financial Reporting
Management has initiated, and will continue to implement, remediation plans related to the material weaknesses identified. Management believes these measures, and others that may be implemented, will remediate the material weaknesses in ICFR described above. Management’s primary remediation efforts initiated in 2023 and continuing into 2024 are focused on improving the reconciliation processes and simplifying subledger accounts. Additionally, management has taken several steps to remediate ITGC deficiencies identified including reimplementing user access review policies and procedures for all critical systems, improving system access security through continued single sign-on (“SSO”) enabling of non-SSO critical systems and drafting disaster recovery and business continuity plans for critical systems. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary and as cost-benefit is justified.
Limitations on Effectiveness of Controls
The Company’s disclosure controls, or ICFR, may not prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additional controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls.
The design of any system of controls is also based, in part, upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions in the Company’s business, including increased complexity resulting from the Company’s growth and acquisitions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected on a timely basis, notwithstanding the remediation of the material weaknesses.
Changes to the Company’s Internal Control over Financial Reporting.
As previously reported in the Company’s Annual Report on Form 40-F for the year ended December 31, 2022, management’s assessment of the effectiveness of the Company’s ICFR concluded that, as of December 31, 2022, the Company’s ICFR was not effective as a result of material weaknesses associated manual journal entry reviews related to the general ledger system of CannaRoyalty Corp. d/b/a Origin House (“Origin House”), which was acquired in 2020. The Origin House general ledger was not fully integrated into the Company’s general ledger system as of December 31, 2022. No material errors were identified in the consolidated financial statements for the year ended December 31, 2022, as a result of these material weaknesses. The material weaknesses however created a reasonable possibility that material misstatements in the financial statements would not be prevented or detected on a timely basis.
To address the material weaknesses in the Company’s ICFR, management integrated the material operations of Origin House into the Company’s primary general ledger system. Furthermore, during the second quarter of 2023, the non-integrated operations of Origin House were discontinued, as such, the previously material journal entries were no longer considered material.
Except for the material weaknesses and the remediation efforts described above, no other changes to the Company’s ICFR during the year ended December 31, 2023 have materially affected, or are likely to materially affect, the Company’s ICFR.
CORPORATE GOVERNANCE
The Board of Directors is responsible for the Company’s corporate governance and has the following separately designated standing committees: the Nominating and Governance Committee, the Compensation Committee, the Audit Committee and the Special Committee. The Company’s Audit Committee Charter is attached as Appendix “A” to the Notice of Annual and Special Meeting and Management Information Circular with respect to the

Annual and Special Meeting of Shareholders of the Issuer held on June 29, 2020, which is filed as Exhibit 99.28 to the Company’s registration statement on Form 40-F filed on January 13, 2021.
AUDIT COMMITTEE
The Audit Committee is comprised of Gerald F. Corcoran, who acts as chair of this committee, Randy D. Podolsky and Robert M. Sampson. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Board of Directors has determined Mr. Corcoran is a financial expert (as defined in paragraph (8)(b) of General Instruction B to Form 40-F) and qualifies as independent (as defined by the corporate governance standards of the NASDAQ Stock Market (“NASDAQ”)).
PRINCIPAL ACCOUNTING FEES AND SERVICES
The aggregate fees billed by the Company’s external auditors in the years ending December 31, 2023 and 2022 are set out below:

	2023	2022
Audit Fees	$3,081,166	$2,839,099
Audit-Related Fees	27,700	46,180
Total	$3,108,866	$2,885,279
Audit Fees
Audit Fees include fees for performance of the annual audit of the Company’s financial statements, reviews of quarterly financial statements, review of Annual Information Form, reviews of periodic reports and reviews of other documents required by legislation or regulation.
Audit-Related Fees
Audit-Related Fees include fees related to consents and reviews of other securities filings.
Audit Committee Pre-Approval Policies
The Audit Committee has adopted specific policies and procedures for the engagement of its external auditors for the performance of non-audit services. Pursuant to such policies, the Audit Committee is required to review and preapprove all non-audit services to be performed by the external auditor. The Audit Committee may delegate this function to a member of the Audit Committee so that between meetings such member may pre-approve the non-audit services as long as such member reports the approval to the Audit Committee at the next ensuing meeting.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on financial performance or financial condition, including without limitation, such considerations as liquidity and capital resources.
CONTRACTUAL OBLIGATIONS
For analysis of the Company’s material cash requirements from known contractual and other obligations, see pages 15 and 17 of the MD&A, under the headings “Liquidity and Capital Resources” and “Contractual Obligations.”
CODE OF ETHICS
We have adopted a Code of Conduct and Ethics (the “Code”) that applies to our officers (including without limitation, our CEO and CFO), employees and directors of the Company and its subsidiaries, and promotes, among other things, honest and ethical conduct. The Company undertakes to provide copies of the Code without charge. A copy of the Code is available on the Governance Documents page of the Company’s investor website at investors.crescolabs.com. The Code meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F.
No waivers of the Code or amendments to the Code were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2023.
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2023.
MINE SAFETY DISCLOSURE
Not applicable.
DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION
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

99.4	Annual Information Form of the Company for the year ended December 31, 2023
99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2023 and 2022
99.6
Audited consolidated financial statements of the Company and notes thereto as at and for the years ended December 31, 2023 and 2022, together with the report of the Independent Registered Public Accounting Firm thereon

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

CRESCO LABS INC.

Date:	March 15, 2024	By:	/s/ Charles Bachtell
		Name:	Charles Bachtell
		Title:	Chief Executive Officer