Form 40-F
period 2024-12-31
Cresco Labs Inc.
filed 2025-03-14
CIK 1832928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024    Commission File Number: 000-56241
Cresco Labs Inc.
(Exact name of Registrant as specified in its charter)
British Columbia, Canada
(Province or Other Jurisdiction of Incorporation or Organization)
2833
(Primary Standard Industrial Classification Code)
98-1505364
(I.R.S. Employer Identification No.)
600 W Fulton St Suite 800
Chicago, IL 60661 United States
(312) 929-0993
(Address and telephone number of Registrant’s principal executive offices)
Cresco Labs Inc.
600 W Fulton St Suite 800
Chicago, IL 60661 United States
(312) 929-0993
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934: None
Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: Subordinate Voting Shares, no par value
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None
For annual reports, indicate by check mark the information filed with this Form:
☒ Annual Information Form ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:
As at December 31, 2024, 158,940,757 Special Subordinate Voting Shares, 331,490,358 Subordinate Voting Shares, 85,534 Proportionate Voting Shares, and 500,000 Super Voting Shares of the Registrant were issued and outstanding.
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
Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     ☐
If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.                                              ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).                                      ☐

EXPLANATORY NOTE
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
PRINCIPAL DOCUMENTS
The following principal documents are filed as exhibits to, and incorporated by reference into this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2024 (the “AIF”)	99.4
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2024 and 2023 (the “MD&A”)	99.5
Audited Consolidated Financial Statements of the Company and notes thereto as at and for the years ended December 31, 2024 and 2023, together with the report thereon of the independent registered public accounting firm	99.6
FORWARD-LOOKING STATEMENTS
This Annual Report of the Registrant, including the exhibits incorporated by reference herein, includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. All information, other than statements of historical facts, included in this Annual Report, including the exhibits attached hereto, that address activities, events, or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect,” or similar expressions and includes, among others, information regarding: the Company’s intention regarding cash flows from operating activities in future periods; statements relating to the business; and future activities of, and developments related to, the Company after the date of this Annual Report, including but not limited to such things as future business strategy, competitive strengths, goals, expansion, and growth of the Company’s business, operations, and plans, including new revenue streams, the completion of contemplated acquisitions by the Company, the application for additional licenses and the grant of licenses that have been applied for, the expansion of existing cultivation and production facilities, the completion of cultivation and production facilities that are under construction, the construction of additional cultivation and production facilities, the expansion into additional states within the United States, international markets and Canada; any potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the United States and the states in which the Company operates; expectations for other economic, business, regulatory, and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future.
Readers are cautioned that forward-looking information and statements are not based on historical facts but instead are based on reasonable assumptions, estimates, analysis, and opinions of management of the Company at the time they were provided or made, in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company, as applicable, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking information and statements. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; stability in financial and capital goods markets; favorable production levels and costs from the Company’s operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company’s operations; and the Company’s ability to conduct operations in a safe, efficient, and effective manner. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, and other risks and uncertainties, contingencies, and other factors that could cause actual performance, achievements, actions, events, results, or conditions to be materially different from those projected in the forward-looking information and statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.
See “Risk Factors” in the AIF filed as Exhibit 99.4 to this Annual Report and incorporated by reference herein for discussion of material risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company, as applicable, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking information and statements.
Readers are cautioned that the foregoing lists are not exhaustive of all factors and assumptions that may have been used. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes. Forward-looking information and statements are provided and made as of the date of this Annual Report and the Company does not undertake any obligation to revise or update any forward-looking information or statements other than as required by applicable law.
CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars.
TAX MATTERS
Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.
DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
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

INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of the Company is responsible for establishing adequate internal control over financial reporting (“ICFR”). ICFR is designed by, or under the supervision of, the Company’s CEO and CFO and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Company’s management, including the Company’s CEO and CFO, assessed the effectiveness of the Company’s ICFR as of December 31, 2024, based on the criteria set forth in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2024, the Company’s ICFR was not effective because of material weaknesses identified in our ICFR discussed below, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Identified material weaknesses are as follows:
•Information Technology General Controls (“ITGCs”): ITGCs for financial impacting applications contained design deficiencies within logical access and change management. The logical access issues included testing for new and modified user access provisioning, modifying access, terminated users, and periodic access reviews (including privileged access). ITGC provisioning issues increase transactional level data risk for key activity level controls downstream. System implementation changes to existing systems lack an approved policy and established approval methodology. The Company also had control deficiencies with service organization control report reviews and automated job monitoring.
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
Though no material errors were identified from the above issues in the consolidated financial statements for the year ended December 31, 2024, these material weaknesses create a reasonable possibility that material misstatements in the financial statements would not be prevented or detected on a timely basis. Management remains committed to maintaining a strong internal control environment. In response to the identified material weaknesses, management, with the oversight of the Audit Committee, will continue to channel resources towards remediating these key issues.
Remediation of Material Weaknesses in Internal Control over Financial Reporting
Management has initiated, and will continue to implement, remediation plans related to the material weaknesses identified. Management believes these measures, and others that may be implemented, will remediate the material weaknesses in ICFR described above. Management’s primary remediation efforts initiated in 2023 and continuing into 2025 are focused on improving the reconciliation processes and simplifying subledger accounts. Additionally, management has taken several steps to remediate ITGC deficiencies identified, which include reimplementing policies and procedures for user access review and change management for all critical systems and improving system access security through continued single sign-on (“SSO”) enabling of non-SSO critical systems. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary and as cost-benefit is justified.

Limitations on Effectiveness of Controls
The Company’s ICFR may not prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additional controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls.
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
Changes to the Company’s Internal Control over Financial Reporting.
As previously reported in the Company’s Annual Report on Form 40-F for the year ended December 31, 2023, management’s assessment of the effectiveness of the Company’s ICFR concluded that, as of December 31, 2023, the Company’s ICFR was not effective as a result of material weaknesses associated with disaster recovery and business continuity. The Company’s disaster recovery and business continuity lacked an approved policy and established procedures in the event of incident. Additionally, the Company lacked a methodology to test the effectiveness of disaster recovery and business continuity for all critical systems on a periodic basis.
To address the material weaknesses in the Company’s ICFR, management implemented a disaster recovery and business continuity policy. Further, the Company established a testing methodology the test effectiveness of the disaster recovery and business continuity policy.
Except for the material weaknesses and the remediation efforts described above, no other changes to the Company’s ICFR during the year ended December 31, 2024 have materially affected, or are likely to materially affect, the Company’s ICFR.
CORPORATE GOVERNANCE
The Board of Directors is responsible for the Company’s corporate governance and has the following separately designated standing committees: the Executive Committee, the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. The Company’s Audit Committee Charter is attached as Schedule “B” to the Notice of Annual and Special Meeting and Management Information Circular with respect to the Annual and Special Meeting of Shareholders of the Issuer held on July 10, 2024, which is filed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed June 10, 2024.
AUDIT COMMITTEE
The Audit Committee is comprised of Gerald F. Corcoran, who acts as chair of this committee, Randy D. Podolsky, and Robert M. Sampson. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Board of Directors has determined Mr. Corcoran is a financial expert (as defined in paragraph (8)(b) of General Instruction B to Form 40-F) and qualifies as independent (as defined by the corporate governance standards of the NASDAQ Stock Market).

PRINCIPAL ACCOUNTING FEES AND SERVICES
The aggregate fees billed by the Company’s external auditors in the years ending December 31, 2024 and 2023 are set out below:

	2024	2023
Audit Fees	$2,473,090	$3,081,166
Audit-Related Fees	8,000	27,700
Other Fees	1,200	—
Total	$2,482,290	$3,108,866
Audit Fees
Audit Fees include fees for performance of the annual audit of the Company’s financial statements, reviews of quarterly financial statements, review of the AIF, reviews of periodic reports and reviews of other documents required by legislation or regulation.
Audit-Related Fees
Audit-Related Fees include fees related to consents and reviews of other securities filings.
Other Fees
Other Fees includes fees related to a background check conducted for the newly appointed Chief Financial Officer.
Audit Committee Pre-Approval Policies
The Audit Committee has adopted specific policies and procedures for the engagement of its external auditors for the performance of non-audit services. Pursuant to such policies, the Audit Committee is required to review and preapprove all non-audit services to be performed by the external auditor. The Audit Committee may delegate this function to a member of the Audit Committee so that between meetings such member may pre-approve the non-audit services, as long as such member reports the approval to the Audit Committee at the next ensuing meeting.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on financial performance or financial condition, including without limitation, such considerations as liquidity and capital resources.
CONTRACTUAL OBLIGATIONS
For analysis of the Company’s material cash requirements from known contractual and other obligations, please refer to the sections titled “Liquidity and Capital Resources” and “Contractual Obligations” in the MD&A, which sections are incorporated by reference herein.
CODE OF ETHICS
We have adopted a Code of Conduct and Ethics (the “Code”) that applies to our officers (including without limitation, our CEO and CFO), employees, and directors of the Company and its subsidiaries, and promotes, among other things, honest and ethical conduct. The Company undertakes to provide copies of the Code without charge. A copy of the Code is available on the Governance Documents page of the Company’s investor website at investors.crescolabs.com. The Code meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F.
No waivers of the Code or amendments to the Code were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2024.

NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2024.
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

99.4	Annual Information Form of the Company for the year ended December 31, 2024
99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2024 and 2023
99.6
Audited consolidated financial statements of the Company and notes thereto as at and for the years ended December 31, 2024 and 2023, together with the report of the Independent Registered Public Accounting Firm thereon

99.7	Consent of Marcum, LLP
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRESCO LABS INC.

Date:	March 14, 2025	By:	/s/ Charles Bachtell
		Name:	Charles Bachtell
		Title:	Chief Executive Officer