Form 40-F
period 2025-12-31
Cresco Labs Inc.
filed 2026-03-06
CIK 1832928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025    Commission File Number: 000-56241
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
As at December 31, 2025, 158,940,757 Special Subordinate Voting Shares, 343,232,815 Subordinate Voting Shares, 81,492 Proportionate Voting Shares, and 500,000 Super Voting Shares of the Registrant were issued and outstanding.
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
PRINCIPAL DOCUMENTS
The following principal documents are filed as exhibits to, and incorporated by reference into this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2025 (the “AIF”)	99.4
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2025 and 2024 (the “MD&A”)	99.5
Audited Consolidated Financial Statements of the Company and notes thereto as at and for the years ended December 31, 2025 and 2024, together with the report thereon of the independent registered public accounting firms	99.6
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

INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of the Company is responsible for establishing adequate internal control over financial reporting (“ICFR”). ICFR is designed by, or under the supervision of, the Company’s CEO and CFO and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
The Company’s management, including the Company’s CEO and CFO, assessed the effectiveness of the Company’s ICFR as of December 31, 2025, based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2025, the Company’s ICFR was not effective due to material weaknesses identified in our ICFR discussed below, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements would not be prevented or detected on a timely basis.
We identified material weaknesses in internal control related to ineffective information technology general controls (“ITGCs”) in the areas of program change-management and job monitoring controls that support our financial reporting processes and ensure that system changes are appropriately authorized, tested, and approved prior to implementation and that critical automated jobs, interfaces, and batch processes are appropriately monitored and exceptions resolved in a timely manner. As a result, our business process automated and manual controls that were dependent on the affected ITGCs were ineffective because they could have been adversely impacted. The material weaknesses did not result in any identified material misstatements in our financial statements for the year ended December 31, 2025 or any quarterly period in fiscal 2025.
Remediation of Material Weaknesses in Internal Control over Financial Reporting
During 2025, management completed remediation of previously identified material weaknesses related to logical access controls (including provisioning, deprovisioning, and periodic user access reviews), service organization control report reviews, and controls over account reconciliations. Management enhanced related policies and procedures, implemented additional monitoring activities, and tested the design and operating effectiveness of these controls. Based on such testing, management concluded that these material weaknesses were remediated as of December 31, 2025.
Management continues to implement remediation plans to address the remaining ITGC material weakness, including further strengthening change management and automated job monitoring controls and enhancing controls to validate information produced by the entity, which includes system-generated reports and data used in financial reporting. We believe that these actions will remediate the material weaknesses. The material weaknesses will not be considered remediated, however, until the applicable controls have operated for a sufficient period of time and management has concluded, through testing, that the controls are operating effectively.
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
Changes to the Company’s Internal Control over Financial Reporting
Except for the remediation activities described above, there were no other changes in the Company’s ICFR during the year ended December 31, 2025, that materially affected, or are reasonably likely to materially affect, the Company’s ICFR.
CORPORATE GOVERNANCE
The Board of Directors is responsible for the Company’s corporate governance and has the following separately designated standing committees: the Executive Committee, the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. The Company’s Audit Committee Charter is included as Appendix A to the AIF filed as Exhibit 99.4 to this Annual Report.
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
PRINCIPAL ACCOUNTING FEES AND SERVICES
The aggregate fees billed by the Company’s external auditors in the years ending December 31, 2025 and 2024 are set out below:

	Baker Tilly		Marcum
Category	2025	2024	2025	2024
Audit Fees	$1,704,091	$—	$1,381,635	$2,473,090
Audit-Related Fees	90,000	—	61,180	8,000
Tax Fees	—	—	—	—
Other Fees	—	—	—	1,200
Total	$1,794,091	$—	$1,442,815	$2,482,290
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
No waivers of the Code or amendments to the Code were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2025.
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2025.
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

99.4	Annual Information Form of the Company for the year ended December 31, 2025
99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2025 and 2024
99.6
Audited consolidated financial statements of the Company and notes thereto as at and for the years ended December 31, 2025 and 2024, together with the report of the Independent Registered Public Accounting Firms thereon

99.7	News Release dated March 5, 2026
99.8	Consent of Baker Tilly, LLP
99.9	Consent of Marcum LLP
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRESCO LABS INC.

Date:	March 5, 2026	By:	/s/ Charles Bachtell
		Name:	Charles Bachtell
		Title:	Chief Executive Officer